August 21, 2024

Ling Sun
Chairwoman and Chief Executive Officer
Bit Brother Ltd
15/F, Block A, Kineer Business Centre
53 Binjiang Road, Yuelu District
Changsha, Hunan Province, China 410023

       Re: Bit Brother Ltd
           Form 20-F for the Year Ended June 30, 2023
           File No. 001-35755
Dear Ling Sun:

        We issued comments on the above captioned filing on February 27, 2024. On July 12,
2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Disclosure Review
Program